VIA EDGAR AND FAX

May 20, 2010

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Host Hotels & Resorts, Inc.

Form 10-K for the Year Ended December 31, 2009

File No. 1-14625

Dear Mr. Kluck:

On behalf of Host Hotels & Resorts, Inc. (“Host”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the second comment letter dated May 14, 2010. For your convenience, we have set forth the Staff’s comment immediately preceding our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Proxy Statement on Schedule 14A

Leadership Structure, page 7

Comment:

1.	In future filings, please expand your disclosure to discuss how you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

Securities and Exchange Commission

May 20, 2010

Response:

The Company confirms to the Staff that, in future filings, it will expand its disclosure on how the appropriateness of the leadership structure of the Company is determined. Specifically, the Company will add disclosure that at least annually, the Nominating and Corporate Governance Committee discusses the structure and composition of the Board of Directors, including the current leadership structure. This is discussed with the full Board as part of the Board’s annual evaluation to assess its effectiveness and takes into account the Company’s current business plans and long-term strategy as well as the particular makeup of the Board of Directors at that time.

Registrant hereby confirms acknowledgement of the fact that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any further action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410 or Elizabeth Abdoo at (240) 744-5150.

Sincerely,

/s/ Larry K. Harvey
Larry K. Harvey
Executive Vice President and Chief Financial Officer

cc:	Elizabeth A. Abdoo

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott Herlihy

Latham & Watkins, LLP

Securities and Exchange Commission

May 20, 2010

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission